Exhibit 12.2

Brookfield Property Partners L.P.

Consolidated Earnings to Fixed Charges

	Three months ended Mar. 31,	Years ended Dec. 31,
(US$ Millions)	2018	2017	2016
Net income	$1,023	$2,468	$2,717
Less:
Fair value gains, net	(617)	(1,254)	(692)
Share of net earnings from equity accounted investments	(228)	(961)	(1,019)
Income taxes	(60)	192	(575)
Capitalized interest	(13)	(86)	(117)
Plus:
Distributions from equity accounted investments	114	369	524
Combined total fixed charges and preferred share dividends	606	2,335	2,089

Earnings	825	3,063	2,927

Interest expense	520	1,967	1,681
Capitalized interest	13	86	117

Total fixed charges	533	2,053	1,798

Preferred share dividends	73	282	291

Combined total fixed charges and preferred share dividends	606	2,335	2,089

Excess of earnings over combined total fixed charges and preferred share dividends	219	728	838

Ratio of consolidated earnings to total fixed charges	1.55	1.49	1.63
Ratio of consolidated earnings to combined total fixed charges and preferred share dividends	1.36	1.31	1.40